UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X   Form C: Offering Statement

Form C-U: Progress Update: _____

Form C/A: Amendment to Offering Statement: _____
    Check box if Amendment is material and investors must reconfirm within five
    business days.

Form C-AR: Annual Report

Form C-AR/A: Amendment to Annual Report

Form C-TR: Termination of Reporting

Name of Issuer: CSF Construction, LLC

Legal status of Issuer Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: Texas
Date of organization): February 27, 2018

Physical address of Issuer: 4978 Creek Bend Dr Pearland, Texas 77584

Website of Issuer: https://securelivingrei.com/beall-st-brownstones/

Is there a Co-Issuer? ___ yes _X __ no.

If yes, Name of Co-Issuer: N/A

Legal status of Co-Issuer

Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: Secure Living, LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 1.5% Platform Fee Agreed Upon With Secure Living

Name of qualified third party "Escrow Agent" which the Offering will utilize

North Capital

Type of security offered: Debt (Promissory Note)

Target number of securities to be offered: 200,000

Price: $1.00

Target offering amount: $200,000

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on: First-come, first-served basis

Maximum offering amount (if different from target offering amount): $250,000

Deadline to reach the target offering amount: December 31, 2022

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: ___ yes _X__ no

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CSF CONSTRUCTION, LLC

By _____

Christopher A. Scott-Ford

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Sign) _____

Christopher A. Scott-Ford

CEO

(Date)__10/22/2022_____

October 24, 2022

FORM C

CSF CONSTRUCTION, LLC

(a Texas limited liability company)

Up to $250,000.00

Promissory Notes

Table of Contents

Purpose of This Form

§227.201(a) – Basic Information About the Company

§227.201(b) – Directors and Officers of the Company

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

§227.201(d) – The Company's Business and Business Plan

§227.201(e) – Number of Employees

§227.201(f) – Risks of Investing

§227.201(g) – Target Offering Amount and Offering Deadline

§227.201(h) – Commitments that Exceed the Target Offering Amount

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

§227.201(j) – The Investment Process

§227.201(k) – Material Changes

§227.201(l) – Price of the Securities

§227.201(m) – Terms of the Securities

§227.201(n) – The Funding Portal

§227.201(o) – Compensation of the Funding Portal

§227.201(p) – Indebtedness of the Company

§227.201(q) – Other Offerings of Securities within the Last Three Years

§227.201(r) – Transactions Between the Company and "Insiders"

§227.201(s) – The Company's Financial Condition

§227.201(t) – The Company's Financial Statements

§227.201(u) – Disqualification Events

§227.201(v) – Updates on the Progress of the Offering

227.201(w) – Annual Reports for the Company

§227.201(x) – Our Compliance with Reporting Obligations

§227.201(y) – Other Important Information Prospective Investors Should Know About

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	CSF Construction, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Texas
Date Company Was Formed (from the Company's Certificate of Organization)	February 27, 2019
Kind of Entity (Check One)	Limited Liability Company
Street Address	4978 Creek Bend Dr Pearland, Texas 77584
Website Address	https://securelivingrei.com/beall-st-brownstones/

See further details about our Company in **Exhibit G: Offering Page** and **in Exhibit C: Operating Agreement**.

§227.201(b) – Directors and Officers of the Company

Name	Christopher A. Scott-Ford
All positions with the Company and How Long for Each Position	CEO
Business Experience During Last Three Years (Brief Description)	Hard-working and motivated entrepreneur with many years of experience in various business industries, particularly in the real estate and construction industries. Currently, I specialize in residential construction and new development.
Principal Occupation During Last Three Years	Real Estate Development
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X___ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name
Christopher A. Scott-Ford

§227.201(d) – The Company's Business and Business Plan

About the Company and Project

CSF Construction, LLC (the "Company" or "CSF") is based in Texas and was launched in 2018, with the goal of focusing on transforming vacant lots into modern multi-unit properties in urban communities in Houston and the surrounding cities.

CSF Construction, LLC is a minority-owned construction and development firm in Houston, Texas. CSF Construction, LLC is a full-service development and construction firm that offers design, land planning, management, and full construction services.

Our mission is to purchase and develop vacant land to aid in a neighborhood's economic development and growth.

CSF Construction will construct four townhomes on Beall Street in Houston. Our estimated construction timeline is 6-8 months with a 45 days sale timeline. Our Beall Street Brownstones project will include four two-story Townhouses ranging from 1,649–1,814 square feet. We expect each of the four units to sell between $330,000 – $365,000.

See further details about our Company in **Exhibit G: Offering Page** and **in Exhibit C: Operating Agreement**.

Our Market

CSF targets the Houston area and currently focuses on developing:

- Multifamily developments
- Single Family Residential

Home prices in Houston are continuing to rise at double-digit rates, according to the Greater Houston Partnership. The median sale price of a single-family home in Houston recently topped $350,000 (May 2022), an increase of over 40% compared to two years ago. As home prices in Houston keep rising, more people are turning to renting a home instead of buying one.

Key Market Stats:

➢ Zillow Home Value Index (ZHVI) for Houston is $266,964 through May 2022.
➢ Home values in Houston increased by 21.7% over the last year.
➢ Over the last five years, home values in Houston increased by over 54%.
➢ The median sales price of a single-family home in Houston is $314,000 according to the Houston Association of Realtors (May 2022).
➢ Median single-family home prices in Houston have increased by 16.0% year-over-year.
➢ Year-to-date sales of single-family homes in Houston are up 4.4% compared to the same time last year.
➢ Days on the market that it takes the average home in Houston to sell decreased to 29 days.
➢ The inventory of homes for sale in Houston is only 1.6 months.

- Of the 89 neighborhoods in Houston, Near town-Montrose is the most expensive with a median listing price of $635,000, based on the most recent report from Realtor.com.
- The most affordable neighborhood in Houston to buy a home is Greater Inwood, where the median listing price is $195,000.

Despite rising interest rates, home prices continue to rise in Houston due to record low inventory. The Highland Heights suburbs continue to experience a boom in construction w/ many large developments taking place in the area. Currently, homes are selling for over $200/PSF.

We will aid in the revitalization of the area by meeting the high demand of those looking to downsize from larger suburban homes, or those looking for high-yield investment properties.

Sources of Income

Our development projects are expected to generate annual cash flow or sales proceeds. The amounts will vary, depending on the funding sources in the capital stack as well as the overall financing structure.

We believe it is important to maintain a variety of income sources to ensure adequate cash flow over time. Returns on investments are expected to be paid in alignment with agreed-upon terms as represented in each project pro forma.

About the CEO

Christopher A. Scott-Ford – Real Estate Development

Hard-working and motivated entrepreneur with many years of experience in various business industries, particularly in the real estate and construction industries. Currently, I specialize in residential construction and new development.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $250,000.

We will not complete the Reg CF Offering unless we have raised a total of at least $200,000 (minimum goal) by December 31, 2022. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The funds raised from our Beall Street offering will be used towards a down payment on the construction loan.

The minimum investment amount in the Reg CF Offering is $250. Investors can cancel their commitment up until 11:59 pm on December 29, 2022 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. And Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by Secure Living LLC, a licensed funding portal.

About the Finances

The funds raised through this offering will be used towards the down payment on the construction loan. The table below outlines the total cost and use of funds for the entire project.

Sources	Percentage	Amount
Secure Living Investors Equity	19%	$200,000
CSF Construction Equity	13%	$137,727
Construction Loan	68%	$706,827
Total Sources	**100%**	**$1,044,554**
Uses		
Property acquisition	11%	$110,000.00
Soft cost	9%	$90,000.00
Site utilities	10%	$100,000.00
Hard cost	71%	$744,555.00
Total Uses	**100%**	**$1,044,555**

We plan to distribute interest payments and return loans made at the end of December 31, 2023.

Investor Return

The Company will issue promissory notes (**Exhibit E - Form of Note**) for all investments made, promising to pay each investor their investment, plus 8% interest. Repayments on each investment will also be made on the Maturity Date.

Interest will accrue for the first month, through December 31, 2023, with the first distribution of interest payments and to return loans made at the end of December 31, 2023. At the end of one year, any unreturned balance on the investment made will be repaid along with any outstanding interest due.

Exhibit F: Note Indenture, includes detailed payment information along with a payment schedule.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in Risk Factors*.*

§227.201(e) – Number of Employees

The Company currently has 1 employee.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $200,000

Offering Deadline   December 31, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____X____Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. _____X_____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $200,000 and a maximum of $250,000. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Down Payment on Construction Loan	100%	$200,000	100%	$250,000
Total	**100.00%**	**$200,000**	**100.00%**	**$200,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button
- Follow the instructions

To Cancel Your Investment

Send an email to info@securelivingrei.com or fill out the contact form no later than 48 hours before the Offering Deadline. Please include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see Educational Materials on Secure Living's website.

Investors may cancel an investment commitment up until 48 hours prior to the Offering Deadline.

Secure Living will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before the new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy a $1,000 Note you will pay $1,000.

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much the sale proceeds from the project will generate in order to pay both principal and interest on the Notes.

Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The Company is offering Notes to investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will be issued, and the Note Indenture, are attached as **Exhibit E: Form of Note** and **Exhibit F: Note Indenture**.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company, you will have the right to be repaid even if the Company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of each Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A and Class B members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Christopher A. Scott-Ford owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Christopher A. Scott-Ford effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Managers have full control over the Company and their actions could affect you in a number of different ways, including these:

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $1,000 Note is being valued at $1,000.

The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through Secure Living LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Secure Living LLC as follows:

- 1.5% platform fee is paid when the successfully funded campaign has ended.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
-	-	-	-	-

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
-	-	-	-	-
-	-	-	-	-

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Texas Limited liability company Act on February 27, 2018. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably seek additional funding from traditional sources.

Capital Resources

As of now, we have acquired 10,000 SF of land in December 2021 to begin the project and we expect to break ground as soon as we raise money from Investors in this Offering.

Historical Results of Operations

Since 2018, the Company has operated on capital received through traditional funding instruments and funds generated from prior projects and has made routine expenses related to basic operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

The SEC is providing temporary, conditional relief during the Covid-19 pandemic for established smaller companies which have been operational for more than six months.

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on securelivingrei.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called Crowdcheck ran Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the Crowdcheck reports attached as **Exhibit H: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $200,000. You can track our progress in raising money under the Reg CF Offering at Secure Living on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://securelivingrei.com/beall-st-brownstones/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business, and in **Exhibit B: Risks of Investing.** Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

Exhibit A   Financial Statements

Exhibit B   Risks of Investing

Exhibit C   Operating Agreement

Exhibit D   Investor Agreement

Exhibit E   Form of Note

Exhibit F   Note Indenture

Exhibit G   Offering Page

Exhibit H   Bad Actor Checks

Exhibit I   Pro-forma

Exhibit A Financial Statements

I, Christopher A. Scott-Ford, acting in my capacity as CEO, certify that:

1. The financial statements of CSF Construction, LLC included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

By: CSF Construction, LLC

Signature: DocuSigned by: [signature] 1C0EF5C067D6444... 10/17/2022

Christopher A. Scott-Ford, CEO

CSF Construction, LLC

Balance Sheet

All Dates

	SEP 18 - DEC 31, 2017	JAN - DEC 2018	JAN - DEC 2019	JAN - DEC 2020	JAN - DEC 2021	JAN - SEP, 2022
ASSETS						
Current Assets						
Bank Accounts						
Checking	-199.00	2,719.28	43,253.22	3,326.12	3,011.89	-3,670.12
CSF Savings x5706		1,506.00	1,506.00	0.00	0.00	0.00
Total Bank Accounts	**$ -199.00**	**$4,225.28**	**$44,759.22**	**$3,326.12**	**$3,011.89**	**$ -3,670.12**
Other Current Assets						
Uncategorized Asset		1,939.01	0.00	0.00	0.00	0.00
Total Other Current Assets	**$0.00**	**$1,939.01**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Total Current Assets	**$ -199.00**	**$6,164.29**	**$44,759.22**	**$3,326.12**	**$3,011.89**	**$ -3,670.12**
Fixed Assets						
Fixed Assets		1,759.98	48,000.00	48,000.00	48,000.00	48,000.00
Accumulated Depreciation			-24,960.00	-34,176.00	-43,392.00	-43,392.00
Total Fixed Assets		**1,759.98**	**23,040.00**	**13,824.00**	**4,608.00**	**4,608.00**
Total Fixed Assets	**$0.00**	**$1,759.98**	**$23,040.00**	**$13,824.00**	**$4,608.00**	**$4,608.00**
TOTAL ASSETS	**$ -199.00**	**$7,924.27**	**$67,799.22**	**$17,150.12**	**$7,619.89**	**$937.88**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
Accounts Payable (A/P)		0.00	0.00	0.00	0.00	0.00
Total Accounts Payable	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Other Current Liabilities						
Loan Payable			49,854.82	38,406.00	30,622.09	30,622.09
Payroll Liabilities						
Federal Taxes (941/944)		20,664.55	20,664.55	0.00	0.00	0.00
Federal Unemployment (940)		42.00	42.00	0.00	0.00	0.00
TX Unemployment Tax		243.00	0.00	0.00	0.00	0.00
Total Payroll Liabilities		**20,949.55**	**20,706.55**	**0.00**	**0.00**	**0.00**
Total Other Current Liabilities	**$0.00**	**$20,949.55**	**$70,561.37**	**$38,406.00**	**$30,622.09**	**$30,622.09**
Total Current Liabilities	**$0.00**	**$20,949.55**	**$70,561.37**	**$38,406.00**	**$30,622.09**	**$30,622.09**
Long-Term Liabilities						
Shareholder Loan		0.00	0.00	0.00	212,464.00	10,096.89
Total Long-Term Liabilities	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$212,464.00**	**$10,096.89**
Total Liabilities	**$0.00**	**$20,949.55**	**$70,561.37**	**$38,406.00**	**$243,086.09**	**$40,718.98**
Equity						
Owner's Investment		22,500.00	14,734.86	24,582.84	34,110.84	34,110.84
Owner's Pay & Personal Expenses		-28,133.96	0.00	0.00	0.00	0.00
Retained Earnings		-199.00	-7,391.32	-27,497.01	-45,838.72	-269,577.04
Net Income	-199.00	-7,192.32	-10,105.69	-18,341.71	-223,738.32	195,685.10
Total Equity	**$ -199.00**	**$ -13,025.28**	**$ -2,762.15**	**$ -21,255.88**	**$ -235,466.20**	**$ -39,781.10**
TOTAL LIABILITIES AND EQUITY	**$ -199.00**	**$7,924.27**	**$67,799.22**	**$17,150.12**	**$7,619.89**	**$937.88**

CSF Construction, LLC

Profit and Loss

All Dates

	SEP 18 - DEC 31, 2017	JAN - DEC 2018	JAN - DEC 2019	JAN - DEC 2020	JAN - DEC 2021	JAN - SEP, 2022	TOTAL
Income							
Other Income			211,371.44	102,420.60	20,833.00	575,526.55	$910,151.59
Services		258,422.11	189,518.62		173,153.51	2,380.60	$623,474.84
Uncategorized Income		0.02					$0.02
Total Income	**$0.00**	**$258,422.13**	**$400,890.06**	**$102,420.60**	**$193,986.51**	**$577,907.15**	**$1,533,626.45**
Cost of Goods Sold							
Contractors			211,902.00				$211,902.00
Cost of Goods Sold		72,087.63	39,559.51	93,660.97	355,629.12	312,110.82	$873,048.05
Shipping, Freight & Delivery - COS		13,932.21					$13,932.21
Total Cost of Goods Sold	**$0.00**	**$86,019.84**	**$251,461.51**	**$93,660.97**	**$355,629.12**	**$312,110.82**	**$1,098,882.26**
GROSS PROFIT	**$0.00**	**$172,402.29**	**$149,428.55**	**$8,759.63**	**$ -161,642.61**	**$265,796.33**	**$434,744.19**
Expenses							
Bank Charges & Fees		115.00	651.50	258.87	766.96	430.00	$2,222.33
Car & Truck		5,307.43	35,964.00	6,866.20	11,265.00	15,422.24	$74,824.87
Insurance		5,863.95	4,133.93	1,318.24	7,284.05	6,917.02	$25,517.19
Interest Paid			53,294.00				$53,294.00
Job Supplies		641.69					$641.69
Legal & Professional Services		1,162.00	15,119.48		2,000.00	1,817.23	$20,098.71
Meals & Entertainment		1,013.25	8,217.60	4,967.74	4,235.01	6,638.81	$25,072.41
Office Software Dues Membership		584.72	9,811.28	2,413.07	866.38	400.85	$14,076.30
Other Business Expenses		3,951.00	678.00	851.00	600.00	21,025.00	$27,105.00
Payroll Expenses			2,221.75				$2,221.75
Taxes		9,465.00	42.00				$9,507.00
Wages		120,000.03					$120,000.03
Total Payroll Expenses		**129,465.03**	**2,263.75**				**$131,728.78**
Rent & Lease - Equipment		27,057.45	13,252.74				$40,310.19
Repairs & Maintenance		946.72					$946.72
Taxes Licenses Permits					25,862.31	17,367.44	$43,229.75
Telephone & Internet		180.85					$180.85
Travel		3,151.27					$3,151.27
Uncategorized Expense	199.00						$199.00
Utilities		154.25	787.96	1,210.22		92.64	$2,245.07
Total Expenses	**$199.00**	**$179,594.61**	**$144,174.24**	**$17,885.34**	**$52,879.71**	**$70,111.23**	**$464,844.13**
NET OPERATING INCOME	**$ -199.00**	**$ -7,192.32**	**$5,254.31**	**$ -9,125.71**	**$ -214,522.32**	**$195,685.10**	**$ -30,099.94**
Other Expenses							
Depreciation			15,360.00	9,216.00	9,216.00		$33,792.00
Total Other Expenses	**$0.00**	**$0.00**	**$15,360.00**	**$9,216.00**	**$9,216.00**	**$0.00**	**$33,792.00**
NET OTHER INCOME	**$0.00**	**$0.00**	**$ -15,360.00**	**$ -9,216.00**	**$ -9,216.00**	**$0.00**	**$ -33,792.00**
NET INCOME	**$ -199.00**	**$ -7,192.32**	**$ -10,105.69**	**$ -18,341.71**	**$ -223,738.32**	**$195,685.10**	**$ -63,891.94**

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in the property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Christopher A. Scott-Ford will manage all aspects of the Company and its business. Furthermore, if Christopher A. Scott-Ford or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   Operating Agreement

OPERATING AGREEMENT FOR

CSF CONSTRUCTION, LLC
A MEMBER-MANAGED LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

CSF CONSTRUCTION, LLC

A MEMBER-MANAGED LIMITED LIABILITY COMPANY

This LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "Agreement") for CSF Consstruction, LLC ("LLC"), by and between the Members whose signatures appear at the end of this Agreement (collectively, the "Members", with each being referred to, individually, as a "Member") is effective as of the last date of signing shown at the end of the Agreement.

Article I
Preliminary Provisions

1.1   *Formation:* This limited liability company (LLC) was formed by filing Articles of Organization, a Certificate of Formation or a similar Organizational Document with the LLC filing office of the state of Texas on 02/27/2018 ("Organizational Document"). A copy of this Organizational Document has been placed in the LLC's records book.

1.2   *Name:* The formal name of this LLC is CSF Construction, LLC. However, this LLC may do business under a different name by complying with the state's fictitious or assumed business name statutes and procedures.

1.3   *Registered Office and Agent:* The LLC shall continuously maintain a registered office and registered agent for service of process on the LLC in the state of Texas. The registered office of this LLC and the registered agent at this address are as follows:

> Christopher A. Scott-Ford
> 3314 Halle Trace Ln
> Houston, TX 77047

> in the county of

The registered office and agent may be changed from time to time as jointly determined by the Members. The Members can change this designation by filing a change of registered agent or office form with the LLC filing office of the state of Texas. It will not be necessary to amend this provision this Agreement if and when such a change is made.

1.4   *Business Purposes:* The specific business purposes and activities contemplated by the founders of this LLC at the time of initial signing of this Agreement consist of:

It is understood that the foregoing statement of purposes shall not limit the powers or abilities of this LLC, which shall be authorized to engage in any and all lawful business activities, in existence now or arising in the future.

1.5   *Term:* The duration of this LLC shall be Perpetual. This LLC shall also terminate if a proposal to dissolve the LLC is adopted by the Membership of this LLC or when this LLC is otherwise terminated in accordance with law.

1.6   *Principal Place of Business:* The LLC's Principal Place of Business shall be located at 3314 Halle Trace Ln Houston, TX 77047, or at any other place that the Members determine.

Article II
Governance and Operations

2.1   *Management:* The LLC shall be controlled by its Members, its Members shall have the authority to manage and control the business and affairs of the LLC, to make all decisions affecting the business and affairs of the LLC, to do or cause to be done any and all acts, at the expense of the LLC, as it deems necessary or appropriate to accomplish the purposes and direct the affairs of the LLC, and to bind the LLC to external obligations. Such authority can be expanded, changed, restricted, or removed from any Member by unanimous consent of the Members.

2.2   Compensation and Reimbursement: The Members shall not be paid as Members of the LLC for performing any duties associated with such Membership, including management of the LLC. Members may be paid, however, for any services rendered in any other capacity for the LLC, whether as officers, employees, independent contractors or otherwise. Members shall be entitled to reimbursement on a monthly basis from the LLC for all reasonable out-of-pocket costs and expenses incurred on behalf of the LLC.

2.3   Officers: The Members, acting unanimously, may designate one or more officers, such as a Chief Executive Officer, President, Vice President, Secretary and Treasurer. The Members may delegate the rights and responsibilities that they see fit to such officers. Persons who fill these positions need not be Members of the LLC. Such positions may be compensated or non-compensated according to the nature and extent of the services rendered for the LLC as a part of the duties of each office. Any officer may be reimbursed by the LLC for out-of-pocket expenses paid by the officer in carrying out the duties of his or her office.

2.4   Records: The LLC shall keep at its principal business address full and proper ledgers, books of account, records of all receipts and disbursements, records of financial activities, and records of the internal affairs of the company for at least the current and past four fiscal years. Any Member may inspect any and all records maintained by the LLC upon reasonable notice to the LLC. Copying of the LLC's records by Members is allowed, but copying costs shall be paid for by the requesting Member.

2.5   Membership Voting: Except as otherwise required by the Organizational Document, other provisions of this Agreement, or under the laws of this state, each Member shall vote on any matter submitted to the Membership for approval in proportion to the Member's Percentage Interest in this LLC. Further, unless defined otherwise for a particular provision of this Agreement, the phrase "majority of Members" means the vote of Members whose combined votes equal more than 50% of the votes of all Members in this LLC.

2.6   Members' Meetings: At any time any Member may call a meeting of the Members. No meeting is required to be called or held. A Member can call a meeting by providing written notice stating the place, date, time, and purpose(s) of the meeting, not less than 10 or more than 45 days before the date of the meeting, to each Member. The holders of a majority of the Percentage Interest entitled to vote shall constitute a quorum. Any action that can be taken at a meeting may be adopted by unanimous consent in writing of all Members. Written minutes of the discussions and proposals presented at a Members' meeting, and the votes taken and matters approved at such meeting, shall be taken by one of the Members or a person designated at the meeting. A copy of the minutes of the meeting shall be placed in the LLC's records book after the meeting.

2.7   Membership Certificates: This LLC shall be authorized to obtain and issue Membership Certificates representing or certifying Membership interests in this LLC ("Certificates"). Each Certificate shall show the name of the LLC, the name of the Member, and state that the person named is a Member of the LLC and is entitled to all the rights granted Members of the LLC under the Organizational Document, this Agreement, and the provisions of law. Each Certificate shall be consecutively numbered and signed by one or more officers of this LLC. The Certificates shall include any additional information considered appropriate for inclusion by the Members on the Certificates. All Certificates shall also bear a prominent legend on their face or reverse side stating, summarizing or referring to any designations, preferences, qualifications, limitations, or transfer restrictions that apply to Memberships in this LLC under the Organizational Document and/or this Agreement, and the address where a Member may obtain a copy of these restrictions upon request from this LLC. The records book of this LLC shall contain a list of the names and addresses of all persons to whom Certificates have been issued, show the date of issuance of each Certificate, and record the date of all cancellations or transfers of the Certificates.

2.8   Other Business by Members: Each Member shall agree not to own an interest in, manage or work for another business, enterprise or endeavor, if such ownership or activities would compete with this LLC's business goals, mission, profitability or productivity, or would diminish or impair the Member's ability to provide maximum effort and performance in managing the business of this LLC.

Article III
Tax and Financial Provisions

3.1   Tax Classification of LLC: If the LLC has multiple Members, the Members of this LLC intend that this LLC be initially classified as a partnership for federal and, if applicable, state income tax purposes. If this LLC is a single-Member LLC, it will be initially classified as a disregarded entity. It is understood that all Members may unanimously agree to change the tax treatment of this LLC by signing, or authorizing the signature of, IRS Form 8832, Entity Classification Election, and filing it with the IRS and, if applicable, the state tax department within the prescribed time limits.

3.2 **Tax Year and Accounting Method:** The tax year of this LLC shall be the _____ (calendar year or fiscal year). The LLC shall use the _____ (cash or accrual) method of accounting. Both the tax year and the accounting period of the LLC may be changed with the consent of all Members if the LLC qualifies for such change, and may be effected by the filing of appropriate forms with the IRS and state tax authorities.

3.3 **Tax Matters Partner:** If this LLC is required under Internal Revenue Code provisions or regulations, it shall designate from among its Members a "Tax Matters Partner" in accordance with Internal Revenue Code Section 6231(a)(7) and corresponding regulations, who will fulfill this role by being the spokesperson for the LLC in dealings with the IRS as required under the Internal Revenue Code and Regulations, and who will report to the Members on the progress and outcome of these dealings.

3.4 **Annual Income Tax Returns and Reports:** Within 60 days after the end of each tax year of the LLC, a copy of the LLC's state and federal income tax returns for the preceding tax year shall be provided to each Member of the LLC, together with any additional information and forms necessary for each Member to complete his or her individual state and federal income tax returns. Within 120 days after the end of each tax year of the LLC, the Members shall use their best efforts to provide a copy of the LLC's financial report to all Members, which shall include a balance sheet, an income statement, a statement of cash flows, and a statement of reconciliation of the Capital Accounts for the previous tax year of the LLC.

3.5 **Bank Accounts:** The LLC shall designate one or more banks or other institutions for the deposit of the funds of the LLC, and shall establish savings, checking, investment and other such accounts as are reasonable and necessary for its business and investments. One or more Members of the LLC shall be designated, with the unanimous consent of all Members, to deposit and withdraw funds of the LLC, and to direct the investment of funds from, into and among such accounts. The funds of the LLC shall not be commingled with the personal funds of any Members of the LLC.

3.6 **Title to Assets:** All personal and real property of this LLC shall be held in the name of the LLC, not in the names of individual Members.

Article IV
Capital, Allocation, and Distribution Provisions

4.1 **Capital Contributions by Members:** Members shall make the following contributions of cash, property or services as shown next to each Member's name below (their "Initial Capital Contribution"). Unless otherwise noted, cash and property described below shall be paid or delivered to the LLC on or by _____. The fair market values of items of property or services as agreed between the LLC and the contributing Member are also shown below. The Percentage Interest in the LLC that each Member shall receive in return for his or her Initial Capital Contribution is also indicated for each Member and shall be computed as a fraction, the numerator of which is the total of a Member's capital account and the denominator of which is the total of all capital accounts of all Members. ("Percentage Interest").

Member Name	Description of Member Contribution	Fair Market Value ($)	Percentage Interest in LLC
Christopher Scott-Ford	Cash	90	90
Lonie M. Ford	Cash	10	10

4.2 **Additional Contributions by Members:** The Members may be required to make additional capital contributions to the LLC if the Members unanimously determine that the LLC requires additional funding for operating or capital expenses. Each member shall then contribute the additional capital required in proportion to their Percentage Interest in the LLC.

4.3 **Failure to Make Contributions:** If a Member fails to make a required capital contribution within the time agreed for a Member's contribution, the remaining Members may, by unanimous vote, agree to reschedule the time for payment of the capital contribution by the late-paying Member with penalty if deemed necessary. Alternatively, the remaining Members may, by unanimous vote, agree to cancel the Membership of the delinquent Member, provided any prior partial payments of capital made by the delinquent Member are refunded promptly by the LLC to the Member.

4.4   *No Interest on Capital Contributions:* No interest will be paid to the Members on capital contribution or capital account balances.

4.5   *Capital Accounts:* A capital account shall be established and maintained for each Member. It shall reflect each Member's capital contribution to the LLC, increased by each Member's share of profits in the LLC, decreased by each Member's share of losses and expenses of the LLC, and adjusted as required in accordance with the provisions of all relevant Internal Revenue Code Sections, including 752, and all relevant Income Tax Regulation Sections, including Sections 1.704-1(b) and 1.704-2.

4.6   *Withdrawals and Distributions:* Members shall not be allowed to withdraw any part of their capital contributions or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement and only if such withdrawal is made with the written consent of all Members.

4.7   *Member Loans:* Any Member may loan funds to the LLC if all Members unanimously consent to the loan. The loan will be evidenced by a note payable to the lending Member and will provide for a commercially reasonable rate of interest and security. No loans made by any Member to the LLC shall have any effect on such Member's Percentage Interest and shall be collectable in accordance with the terms and conditions upon which such loans were made.

4.8   *Additional Members:* Additional Members may only be admitted to the LLC with the prior written consent of all existing Members, which may be given or withheld in their sole discretion. All new Members added under this Section must sign and acknowledge all necessary instruments accepting the terms in this Agreement. Documentation outlining Capital Contributions of the new Members, the Percentage Interests of the new Members, and any adjustments to the Percentage Interests of existing Members must also be established each time a new Member is added under this Section.

4.9   *Allocations of Profits and Losses:* The profits and losses of the LLC, and all items of its income, gain, loss, deduction and credit shall be allocated to Members according to each Member's Percentage Interest in this LLC. No Member shall be given priority or preference with respect to other Members in obtaining a return of capital contributions, distributions or allocations of the income, gains, losses, deductions, credits or other items of the LLC.

4.10   *Allocation and Distribution of Cash to Members:* Cash from LLC business operations, as well as cash from a sale or other disposition of LLC capital assets, may be distributed from time to time to Members in accordance with each Member's Percentage Interest in the LLC, as decided by all of the Members.

4.11   *Allocation of Noncash Distributions:* No Member shall have a right to receive property other than cash as provided in this Agreement. If proceeds consist of property other than cash, all of the Members may unanimously decide the value of the property and allocate such value among the Members in accordance with each Member's Percentage Interest in the LLC. If such noncash proceeds are later reduced to cash, such cash may be distributed among the Members as otherwise provided in this agreement.


Article V
Membership Withdrawal, Removal, and Transfer Provisions


5.1   *Withdrawal and Removal of Members:* A Member may withdraw from the LLC by giving written notice to all other Members at least 30 (thirty) days before the date the withdrawal is to be effective. A Member can be removed by unanimous written consent of all other Members for good cause. Upon receipt of the notice of withdrawal or approval of removal, the remaining Members must either elect to repurchase the withdrawing or removed member's interest for an amount equal to the Member's capital account balance adjusted for any damages suffered by the LLC that resulted in the removal, or alternatively, approve the transfer of the withdrawing or removed Member's membership interest to a third party as outlined in Section 5.2.

5.2   *Restrictions on the Transfer of Membership:* A Member shall not transfer his or her Membership Interest in the LLC unless all Members in the LLC approve the transfer to and admission of the transferee into this LLC No Member may encumber a part or all of his or her Membership in the LLC by mortgage, pledge, granting of a security interest, lien or otherwise, unless the encumbrance has first been approved in writing by all other Members of the LLC. Any Member shall be allowed to assign an economic interest in his or her Membership to another person without the approval of the other Members. Such an assignment shall not include a transfer of the Member's voting or management rights in this LLC, and the assignee shall not become a Member of the LLC. Any Member transferring an economic interest must notify the LLC of such transfer within 15 days. Any transfer that is not in accordance with this Agreement or requiring the registration of the transferred interest pursuant to any applicable federal or state securities laws shall be null and void.

Article VI
Dissolution Provisions

6.1   Events That Trigger Dissolution of the LLC: The LLC may be dissolved, liquidated, and terminated only pursuant to this Section, and the parties irrevocably waive any and all other rights they may have to cause a dissolution of the LLC or a sale or partition of any or all of the LLC assets. The following events shall be the only way to cause the LLC to be dissolved, liquidated, and terminated:

(a)   the death, permanent incapacity, bankruptcy, retirement, resignation or expulsion of a Member, except that within 30 (thirty) days of the happening of any of these events, all remaining Members of the   LLC may vote to continue the legal existence of the LLC, in which case the LLC shall not dissolve;

(b)   the expiration of the term of existence of the LLC if such term is specified in the Organizational Document or this Agreement;

(c)   the written agreement of all Members to dissolve the LLC;

(d)   entry of a decree of dissolution of the LLC under state law.

6.2   No Capital Contribution Upon Dissolution: Each Member shall have no recourse against any other Member for any distributions with respect to the LLC, the Member's capital contributions, capital account, or share of net profits or net losses, and shall look solely to the assets of the LLC. Consequently, if any Member has a deficit balance in that Member's capital account, then such Member shall not have any obligation to reimburse the LLC or any other Member for that deficit.

6.3   Winding Up and Liquidation: Upon dissolution of the LLC, the Members shall serve as liquidating agents and shall proceed to sell or otherwise liquidate the assets of the LLC within a reasonable time. Once all or substantially all of the assets of the LLC have been liquidated, a distribution shall be made to the repayment of the credit obligations of the LLC. After the repayment of creditors, all items of income and loss shall be allocated to the Members' capital accounts and all appropriate credits and deductions shall then be made to those capital accounts. Upon reconciliation of the capital accounts, a final distribution shall be made to Members in proportion to the positive balances of the Members respective capital accounts. The LLC shall terminate when all of the property and assets have been distributed among the creditors and Members of the LLC.

Article VII
Liability, Exculpation, and Indemnification

7.1   Liability: No Member of this LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC, or for claims made against it. No Member shall have any liability to any person in excess of the amount of capital contributions plus the Member's interest of any assets or undistributed profits in the LLC.

7.2   Exculpation: No Member shall be liable to the LLC or any other Member for any loss, damage, or claim incurred by reason of any act or omission performed or omitted in good faith on behalf of the LLC, except that such Member shall be liable for any such loss, damage, or claim incurred by reason of such Member's gross negligence or willful misconduct. A Member shall be fully protected in relying in good faith upon the records of the LLC and upon such information, opinions, reports, or statements presented to the LLC by any person as to matters the Member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care on behalf of the LLC.

7.3   Indemnification: To the fullest extent permitted by applicable law, a Member shall be entitled to indemnification from the LLC for any loss, damage, or claim incurred by such Member by reason of any act or omission performed or omitted in good faith on behalf of the LLC and in a manner reasonably believed to be within the scope of authority conferred on such Member by this Agreement, except that no Member shall be entitled to indemnification for any loss, damage, or claim incurred by such Member by reason of gross negligence or willful misconduct with respect to such acts or omissions. Indemnity shall only be provided out of and to the extent of LLC assets, and no Member shall have any personal liability with respect to such indemnity.

7.4   Expenses: To the fullest extent permitted by applicable law, the LLC shall advance expenses (including attorney's fees) incurred by a Member in defending any claim, demand, action, suit, or proceeding prior to the final disposition of such claim, demand, action, suit, or proceeding upon receipt by the LLC of an undertaking by or on behalf of the Member. The

Member shall repay such amount if it shall be determined that the Member is not entitled to be indemnified as authorized in Section 7.3.

Article VIII
General Provisions

8.1 *Mediation of Disputes:* The parties hereto agree, prior to the initiation of litigation, to participate in a minimum of 6 hours of non-binding mediation.

8.2 *Entire Agreement and Amendments:* This Agreement represents the entire agreement among the Members of this LLC, and it shall not be amended, modified or replaced, except by a written instrument executed by all the parties to this Agreement who are current Members of this LLC as well as any and all additional parties who became Members of this LLC after the adoption of this Agreement. This Agreement replaces and supersedes all prior written and oral agreements among any and all Members of this LLC.

8.3 *Severability:* If any provision of this agreement is determined by a court or arbitrator to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this agreement, and the remaining provisions shall remain in effect and enforceable.

8.4 *Further Assurances:* Each of the parties hereto does hereby covenant and agree on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by law or reasonably necessary to effectively carry out the purposes of this Agreement.

8.5 *Binding Effect:* Except as otherwise expressly provided herein, this Agreement shall be binding on and inure to the benefit of the Members and all other persons hereafter holding, having, or receiving an interest in the LLC, whether as Members or otherwise.

Article IX
Contrary State Law Supersedes this Agreement

This Agreement is intended for use by Limited Liability Companies in many states. It is the intention of the Members that to the extent this Agreement is contrary to the laws of the state in which Organizing Documents have been filed, that the laws of that state, to the extent they are contrary to the provisions set forth herein, shall be controlling, and remaining, non-inconsistent provisions shall survive.

Article X
Signatures of Members and Spouses

10.1 *Execution of Agreement:* In witness whereof, the Members of this LLC sign and adopt this Agreement as the Operating Agreement of this LLC.

10.2 *Consent of Spouses:* The undersigned are spouses of Members of this LLC who have signed this Operating Agreement in the preceding provision. These spouses have read this Agreement and agree to be bound by its terms in any matter in which they have a financial interest, including restrictions on the transfer of Memberships and the terms under which Memberships in this LLC may be sold or otherwise transferred.

Member	Spouse (write "NONE" if No Spouse)
 Christopher Scott Ford	 Lonie M. Ford
Date	Date
	Name
Date	Date
	Name
Date	Date

CERTIFICATION OF AUTHORITY

OF

CSF CONSTRUCTION, LLC

A MEMBER-MANAGED LIMITED LIABILITY COMPANY

This LLC is managed by its Members. The names and addresses of each of its current Members as of CSF Construction, LLC are listed below. Each of these persons has managerial authority of the LLC and is empowered to transact business on its behalf.

L.L.C. Member	Address
Christopher Scott-Ford	3314 Halle Trace Ln Houston, TX 77047
Lonie M. Ford	3314 Halle Trace Ln Houston, TX 77047

Further, each of the following Members is specifically authorized to transact the following business on behalf of the LLC:

_____

_____

_____

_____

_____

_____

L.L.C. Member Signatures



Christopher Scott-Ford

_____
Date



Lonie M. Ford

_____
Date

Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

INVESTMENT AGREEMENT

This is an Agreement, dated _____, 2022 by and between CSF CONSTRUCTION, LLC, a Texas limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through https://securelivingrei.com/ (the "Site"), operated by Secure Living, LLC (the "Intermediary").   The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Purchase of Interest.

> **1.1. In General.** Subject to section 1.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____ of the Company's securities described in the Disclosure Document (the 'Interest). We refer to your limited liability company interest as the "Interest."

> **1.2. Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Interest, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

You will not receive a paper certificate representing your Interest. If any certificate is prepared in the future, it will contain appropriate restrictive legends.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. **Risks**. You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Interest , not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the Interest may not be transferrable and that securities laws also limit transfer. This means you will probably be required to hold the Interest indefinitely. Purchaser agrees that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in compliance with the Company's Operating Agreement.   Without limiting the foregoing, Purchaser agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

> i.   To the Company;
>
> ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
>
> iii.   As part of an offering registered under the Securities Act with the SEC; or
>
> iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.

4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Interest.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this ~~Subscription~~ Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. Confidentiality.

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Interest.

6. Re-Purchase of Interest; CF SPV.

6.1   If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate information or have otherwise violated your obligations set forth herein or in the Operating Agreement, we may (but shall not be required to) repurchase your Interest for an amount equal to the lesser of (1) the Original Purchase Amount or (2) fair market value of the Interest, as determined in good faith by the Company (the "Repurchase Price").

6.2   In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Operating Agreement.

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. Governing Law.

Your relationship with us shall be governed by the Texas law, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of Texas unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at
cford@e210development.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Operating Agreement and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: CSF CONSTRUCTION, LLC
MANAGER: Christopher A. Scott-Ford
CSF CONSTRUCTION, LLC

(Sign) _____
Christopher A. Scott-Ford
CEO

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above. The undersigned investor agrees that by signing below, such investor agrees to the terms of the Operating Agreement and that this signature page shall act as a joinder to such agreement.

[Name of Entity Purchaser], a [State of Organization] [Type of Entity]

By: _____, its [title of representative of Purchaser

Investor Signature

ACCEPTED: CSF CONSTRUCTION, LLC
<u>**MANAGER:**</u> Christopher A. Scott-Ford
CSF CONSTRUCTION, LLC

(Sign) _____
Christopher A. Scott-Ford
CEO

Acceptance Date: _____

Exhibit E   Form of Note

NON-NEGOTIABLE PROMISSORY NOTE
CSF CONSTRUCTION, LLC
Non-Negotiable Promissory Note

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON October 15, 2022, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		Principal Amount	$_____

FOR VALUE RECEIVED, CSF CONSTRUCTION, LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated _____ the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

CSF CONSTRUCTION, LLC

By _____
Christopher A. Scott-Ford
CEO

Exhibit F   Note Indenture

NOTE INDENTURE
CSF CONSTRUCTION, LLC
Note indenture

This Note Indenture is entered into by CSF CONSTRUCTION, LLC, a Texas limited liability company (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on October 15, 2022 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Note Indenture to Notes.** The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Events of Default.** An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3.   **Consequences of Default.**

3.1. **Notice.** Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.45

3.2. **Appointment of Representative.**

3.2.1. Selection. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty

(60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative.** The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney.** Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims.** No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers.** Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative.** The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative.** A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies.**

3.3.1. **In General.** Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2. **Additional Interest.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were ten percent (10%) before an Event of Default, it would be twelve percent (12%) following and during the continuance of an Event of Default.

3.3.3. **Expenses.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments.**

3.4.1. **In General.** Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a) First, to pay the expenses described in section 3.3.3;

(b) Second, to pay the interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c) Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2. **Payments Deemed Held in Trust.** Any Purchaser who receives payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers and shall return such excess on demand.

3.5. **Forbearance Not a Waiver.** If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing and signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default.** An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1. The date the Representative and the Company entered into a settlement of all claims; or

3.6.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4. **Limitation on Distributions.**

4.1. **Certification Required.** Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2. **No Distributions Upon Default.** The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3. **Obligation to Return Distributions.** Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4. **Limitation of Liability.** Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5. **Payments Required.**

5.1. **Maturity Date.** The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due on December 31, 2023 (the "Maturity Date").

5.2. **Principal and Interest.** Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of ten percent (8%) per year. Principal payments will be calculated over a 1 year amortization period. Interest will accrue for the first year and be added to the principal balance owed, until principal and interest payments ("Payments") begin on December 31, 2023. Thereafter payment shall be made at the end of the Maturity Date. However, if the Company's Cash Flow (as defined below) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at (10%) per year until paid.

5.3. **Prepayment.** The Company may prepay any Note at any time, in whole or in part, without penalty.

6. **Payment and Withholding.**

6.1. **Payment.** All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2. **Withholding.** If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificates of a state, a local, or foreign governmental authority such that the Company may make payments under the Note without deduction for or at a reduced rate of deduction for, any tax.

7. **Transfers.**

7.1. **Limitations on Transfers.** Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2. **Conditions.** In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, i.e., fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3. **First Right of Refusal.** In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4. Exempt Transfers. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8. **Replacement of Indenture.**

      8.1. **In General.** This Note Indenture may be amended at any time with the consent of the Company and Purchasers owning more than fifty percent (50%) of all outstanding Notes, measured by outstanding principal amount. If any amendment is proposed by the Company and not approved by such Purchasers within ninety (90) days, then the Company shall not again seek the consent of the Purchasers for such amendment for a period of an additional ninety (90) days.

      8.2. **Amendment without Consent of Purchasers.** Without the consent of any Purchasers, the Company may amend this Note Indenture to:

          8.2.1. Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

          8.2.2. Establish the form or terms of Notes;

          8.2.3. Cure any ambiguity, defect, or inconsistency;

          8.2.4. Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

          8.2.5. Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

          8.2.6. Secure the Notes; or

          8.2.7. Make any other change that does not adversely affect the rights of any Purchaser.

9. **Related Parties.** In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10. **Miscellaneous.**

      10.1. **Electronic Delivery.** All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

      10.2. **Notice.** Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to cford@e210development.com if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3. **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4. **No Sinking Fund.** Notes are not entitled to any sinking fund.

10.5. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Michigan without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Michigan courts or the Federal courts located in Michigan, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Michigan law, and (v) if such Purchaser is not otherwise subject to service of process in Michigan, agrees to appoint and maintain an agent in Michigan to accept service, and to notify the Company of the name and address of such agent.

10.6. **Waiver of Jury Trial.** Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

CSF CONSTRUCTION, LLC

By _____
Christopher A. Scott-Ford
CEO

Exhibit G   Offering Page

Sponsored by CSF Construction



CSF Construction is a full-service development and construction firm that offers services including design, land planning, management, and other construction services.

Our mission is to purchase and develop vacant land to aid in the economic development and growth of neighborhoods.

56 Days	20 Hours	31 Minutes

Time Left to Invest

0 raised from **0** investors

COMING SOON!

Investing in real estate securities is highly speculative and involves certain risk factors such as illiquidity and potential loss of the entire amount invested.

Offering Snapshot

Security Type
Debt (Promissory Notes)

Investment Duration
8-12 months

Anticipated Return
8%

Project Type
Residential

Exit Strategy
Build 2 Sell

Start Date
September 2022

— **Project Updates**

- Acquired 10000 SF of land. (December 2021)
- Secured bids with local constructors, vendors, and developers. (July 2022)
- Submitted permits and plans to the city of Houston. (August 2022)

+ **Offering Documents**

The Project

CSF Construction acquired 10,000 square feet of land in Houston, Texas to build four townhomes that will feature first-floor living areas with stained concrete floors and an oversized garage. The second-floor features large bedrooms and a 5-piece master bath. Our estimated construction timeline is 6-8 months with a 45 days sale timeline. Our Beall Street Brownstones project will include four two-story Townhouses ranging from 1,649–1,814 square feet. We expect to sell each unit for $330,000 – $365,000. Our multi-unit development consists of 3 beds / 2.5 baths, a 2-car garage on .22 acres.



The Company

CSF Construction, LLC is a minority-owned construction and development firm in Houston, Texas.

CSF Construction, LLC (the "Company" or "CSF") was launched in 2018, with the goal of focusing on transforming vacant lots into modern multi-unit properties in urban communities in Houston and the surrounding cities.

CSF Construction, LLC's mission is to purchase and develop vacant land to aid in the economic development and growth of neighborhoods throughout Houston.

The Team

"Vacant land remains a key competitive asset for implementing a number of economic development strategies."
– The Brookings Institution



Christopher Scott-Ford

CEO

Hard-working and motivated entrepreneur with several years of experience in various business industries, particularly in the real estate and construction industries. He founded CSF Construction a Houston based and was launched in February 2018, with the goal of transforming vacant lots into modern multi-unit properties. Currently, I specialize in residential construction and new development.



Garland Harris Jr.

ARCHITECTURAL DESIGNER

Real estate developer and architectural designer with more than 10 years of experience in the architecture and construction industry. Specializing in building townhomes, and single and multi-family housing in urban development areas. He founded Middle Housing Design Co in 2019 with the desire to provide creative solutions to infill development for Houston and its surrounding areas.

The Market



The City Of
HOUSTON

2.3M
Residents

4th
Largest City in U.S.

>145
Languages Spoken

Home prices in Houston are continuing to rise at double-digit rates, according to the Greater Houston Partnership. The median sale price of a single-family home in Houston recently topped $350,000 (May 2022), an increase of over 40% compared to two years ago. As home prices in Houston keep rising, more people are turning to renting a home instead of buying one.

Key Market Stats:

- Zillow Home Value Index (ZHVI) for Houston is $266,964 through May 2022.
- Home values in Houston increased by 21.7% over the last year.
- Over the last five years, home values in Houston increased by over 54%.
- The median sales price of a single-family home in Houston is $314,000 according to the Houston Association of Realtors (May 2022).
- Median single-family home prices in Houston have increased by 16.0% year-over-year.
- Year-to-date sales of single-family homes in Houston are up 4.4% compared to the same time last year.
- Days on the market that it takes the average home in Houston to sell decreased to 29 days.
- The inventory of homes for sale in Houston is only 1.6 months.
- Of the 89 neighborhoods in Houston, Near town-Montrose is the most expensive with a median listing price of $635,000, based on the most recent report from Realtor.com.
- The most affordable neighborhood in Houston to buy a home is Greater Inwood, where the median listing price is $195,000.

Despite rising interest rates, home prices continue to rise in Houston due to record low inventory. The Highland Heights suburbs continue to experience a boom in construction w/ many large developments taking place in the area. Currently, homes are selling for over $200/PSF.

We will aid in the revitalization of the area by meeting the high demand of those looking to downsize from larger suburban homes, or those looking for high-yield investment properties.

The Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $200,000. We will not complete the Reg CF Offering unless we raise at least $200,000 by November 31, 2022. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned. The funds raised from our Beall Street offering will be used towards a down payment on the construction loan.

The minimum investment amount in the Reg CF Offering is $250. Investors can cancel their commitment up until 11:59 pm on November 28, 2022 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. And Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

The Use of Funds

The funds raised through this offering will be used towards the down payment on the construction loan. The table below outlines the total cost and use of funds for the entire project.

Project Cost	Percentage	Amount
Property Acquisition	11%	$110,000.00
Soft Costs	9%	$90,000.00
Site Utilities	10%	$100,000.00
Hard Costs	71%	$744,555.00
Total Uses	100%	$1,044,555

The Return

We are issuing up to 200,000 in promissory notes for all investments made, promising to pay each investor their principal and 8% interest after the holding period. Interest will accrue for the first month, through November 30, 2023, with the first distribution of interest payments and to return loans made at the end of November 30, 2023.

The **holding period** is the estimated period commencing on the date of the initial closing of the offering until the sale of the property.

Why Invest

 **HOT MARKET**

Home values in the 77091-zip code continue to rise. Values have risen 25% over the last year. The median sales price has steadily risen and is currently at $340,000 for the area.

 **RISING PRICES**

Home prices rose 6.28% in the month of June 2022. (RPR)

 **PROVEN TRACK RECORD**

CSF has a proven track record. The latest projects include 2 duplexes in the South Medical Center. A profit of over $200,000 is anticipated.

 **COMMUNITY DEVELOPMENT**

This project is contributing to economic development. A vacant lot will now house 4 new homes for residents to live in.

Check out our Work

Take a peek at our past projects!










5815 Beall St
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East Aldine
Crosby
Jersey Village
5815 Beall St,
Houston, TX 77091
Sheldon
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Village
Houston
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Exhibit H   Bad Actor Checks



1. Name of covered person: CSF Construction, LLC
2. Date: October 18, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that CSF Construction, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

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SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✓
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✓
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✓

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

Page 2 of 2

 

1. Name of covered person: Christopher A. Scott-Ford
2. Date: October 18, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Christopher A. Scott-Ford is likely: **Not disqualified**	✔
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔

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SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details**: No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

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Exhibit I   Pro-forma

BEALL STREET BROWNSTONES			Financing		
Project Address:	Beall St		Construction timeline	6	months
Land purchase date:	Dec '21		Sale timeline	45 days	property under contract before completion
Land SF	10000.00		Land loan amount	$88,000.00	20% down payment
Unit types	Townhouses		Land interest rate	6.00%	
No. of Units	4		Term	15	years
Access type	18' wide shared drive		Interest payment	$742.59	
			Loan repayment	6	months lender pays off land
Unit Mix			Interest paid	$4,455.56	
Plan type	Townhouse A		Construction LTV	65%	
Units	3		Construction Interest rate	9.50%	
Sq. Ft. per Unit	1814		Term	30	years
Unit Sale Price	$365,000.00		Project Cost	$1,044,555.00	
Sale price PSF	201.21		Construction Loan amount	$706,827.54	
Total sales	**$1,095,000.00**		Developer equity	$337,727.46	
Hard cost PSF	105.00		Closing cost		
Hard cost Per Unit	$190,470.00		Interest payment	$5,943.39	
Total Hard Cost	**$571,410.00**		Interest paid	$35,660.33	
			Total project cost		
Plan type	Townhouse B			**$1,198,670.90**	
Units	1		**Total sales price**		
Sq. Ft. per Unit	1649			**$1,425,000.00**	
Unit Sale Price	$330,000.00		**Profit**		
Sale price PSF	200.1212856			**$226,329.10**	
Total sales	**$330,000.00**		**Profit per Unit**		
Hard cost PSF	105.00			**$56,582.28**	
Hard cost Per Unit	$173,145.00		**Return on Investment**		
Total Hard Cost	**$173,145.00**			**67.02%**	

Expenses		
Property acquisition	$110,000.00	$11.00 PSF
Soft cost	$90,000.00	$22,500.00 per unit
Site utilities	$100,000.00	
Hard cost	$744,555.00	
Sales cost	$114,000.00	8% of sales
Total Sq. Ft.	7091	
Hard cost PSF	$125.45	